UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Avolon Holdings Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G52237107
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52237107	SCHEDULE 13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avolon Holding Corporation (Luxembourg) I S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,902,143
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,902,143
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,902,143
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%(1)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avolon Holding Corporation (Luxembourg) II S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,246,391
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,246,391
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,246,391
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(1)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avolon Holding Corporation (Luxembourg) III S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,967,336
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,967,336
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,336
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%(1)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,148,534
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,148,534
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,148,534
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP III AAL COI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,967,336
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,967,336
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,336
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,115,870
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,115,870
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,115,870
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP MGP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,115,870
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,115,870
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,115,870
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP MGP III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,115,870
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,115,870
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,115,870
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2%(1)
12	TYPE OF REPORTING PERSON CO

_____________________________
(1)	Based on 80,952,381 Common Shares outstanding.

CUSIP No. G52237107	SCHEDULE 13G	Page 10 of 15 Pages

ITEM 1.	(a)	Name of Issuer:

Avolon Holdings Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

The Oval Building 1 Shelbourne Road Ballsbridge Dublin 4 Ireland

ITEM 2.	(a)	Name of Persons Filing:

Name of Person Filing	Address	Citizenship

Avolon Holding Corporation (Luxembourg) I S.À R.L. (“Avolon Holdings I”)	12, rue Guillaume Schneider L – 2522 Luxembourg	Luxembourg

Avolon Holding Corporation (Luxembourg) II S.À R.L. (“Avolon Holdings II”)	12, rue Guillaume Schneider L – 2522 Luxembourg	Luxembourg

Avolon Holding Corporation (Luxembourg) III S.À R.L. (“Avolon Holdings III” and, together with Avolon Holdings I and Avolon Holdings II, each an “Oak Hill Avolon Entity” and collectively the “Oak Hill Avolon Entities”)
	12, rue Guillaume Schneider L – 2522 Luxembourg	Luxembourg

Oak Hill Capital Partners III, L.P. (“OHCP III”)	201 Main Street Suite 1018 Fort Worth, TX 76102	Cayman Islands

OHCP III AAL COI, L.P. (“OHCP III AAL”)	201 Main Street Suite 1018 Fort Worth, TX 76102	Cayman Islands

OHCP GenPar III, L.P. (“OHCP GP III”)	201 Main Street Suite 1018 Fort Worth, TX 76102	Cayman Islands

OHCP MGP Partners III, L.P. (“OHCP MGP Partners III”)	201 Main Street Suite 1018 Fort Worth, TX 76102	Cayman Islands

OHCP MGP III, Ltd. (“OHCP MGP III” and, together with Avolon Holdings I, Avolon Holdings II, Avolon Holdings III, OHCP III, OHCP III AAL, OHCP GP III and OHCP MGP Partners III, the “Reporting Persons”)
	201 Main Street Suite 1018 Fort Worth, TX 76102	Cayman Islands

CUSIP No. G52237107	SCHEDULE 13G	Page 11 of 15 Pages

	(b)	Address of Principal Business Office, or if None, Residence:

See Item 2(a) above.

	(c)	Citizenship:

See Item 2(a) above.

	(d)	Title of Class of Securities:

Common Shares, par value $0.000004 per share (“Common Shares”)

	(e)	CUSIP Number:
G52237107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

Avolon Holdings I

Avolon Holdings I beneficially owns an aggregate of 5,902,143 Common Shares, which represents approximately 7.3% of the issued and outstanding Common Shares.  Avolon Holdings I has the sole power to vote or direct the vote of 5,902,143 Common Shares and the sole power to dispose or to direct the disposition of 5,902,143 Common Shares.

Avolon Holdings II

Avolon Holdings II beneficially owns an aggregate of 5,246,391 Common Shares, which represents approximately 6.5% of the issued and outstanding Common Shares.  Avolon Holdings II has the sole power to vote or direct the vote of 5,246,391 Common Shares and the sole power to dispose or to direct the disposition of 5,246,391 Common Shares.

Avolon Holdings III

Avolon Holdings III beneficially owns an aggregate of 1,967,336 Common Shares, which represents approximately 2.4% of the issued and outstanding Common Shares.  Avolon Holdings III has the sole power to vote or direct the vote of 1,967,336 Common Shares and the sole power to dispose or to direct the disposition of 1,967,336 Common Shares.

CUSIP No. G52237107	SCHEDULE 13G	Page 12 of 15 Pages

OHCP III

OHCP III is the sole shareholder of Avolon Holdings I and the majority shareholder of Avolon Holdings II.  As the sole shareholder of Avolon Holdings I and the majority shareholder of Avolon Holdings II, OHCP III may be deemed to beneficially own an aggregate of 11,148,534 Common Shares, which represents approximately 13.8% of the issued and outstanding Common Shares.  As the sole shareholder of Avolon Holdings I and the majority shareholder of Avolon Holdings II, OHCP III may be deemed to have the sole power to vote or direct the vote of 11,148,534 Common Shares and the sole power to dispose or to direct the disposition of 11,148,534 Common Shares.

OHCP III AAL

OHCP III AAL is the sole shareholder of Avolon Holdings III.  As the sole shareholder of Avolon Holdings III, OHCP III AAL may be deemed to beneficially own an aggregate of 1,967,336 Common Shares, which represents approximately 2.4% of the issued and outstanding Common Shares.  As the sole shareholder of Avolon Holdings III, OHCP III AAL may be deemed to have the sole power to vote or direct the vote of 1,967,336 Common Shares and the sole power to dispose or to direct the disposition of 1,967,336 Common Shares.

OHCP GP III

OHCP GP III is the sole general partner of both OHCP III and OHCP III AAL.  As the sole general partner of OHCP III and OHCP III AAL, OHCP GP III may be deemed to beneficially own an aggregate of 13,115,870 Common Shares, which represents approximately 16.2% of the issued and outstanding Common Shares.  As the sole general partner of OHCP III and OHCP III AAL, OHCP GP III may be deemed to have the sole power to vote or direct the vote of 13,115,870 Common Shares and the sole power to dispose or to direct the disposition of 13,115,870 Common Shares.

OHCP MGP Partners III

OHCP MGP Partners III is the sole general partner of OHCP GP III.  As the sole general partner of OHCP GP III, OHCP MGP Partners III may be deemed to beneficially own an aggregate of 13,115,870 Common Shares, which represents approximately 16.2% of the issued and outstanding Common Shares.  As the sole general partner of OHCP GP III, OHCP MGP Partners III may be deemed to have the sole power to vote or direct the vote of 13,115,870 Common Shares and the sole power to dispose or to direct the disposition of 13,115,870 Common Shares.

OHCP MGP III

OHCP MGP III is the sole general partner of OHCP MGP Partners III.  As the sole general partner of OHCP MGP Partners III, OHCP MGP III may be deemed to beneficially own an aggregate of 13,115,870 Common Shares, which represents approximately 16.2% of the issued and outstanding Common Shares.  As the sole general partner of OHCP MGP Partners III, OHCP MGP III may be deemed to have the sole power to vote or direct the vote of 13,115,870 Common Shares and the sole power to dispose or to direct the disposition of 13,115,870 Common Shares.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 26, 2015, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Section 13d-1(k)(1) under the Securities Exchange Act of 1934.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

CUSIP No. G52237107	SCHEDULE 13G	Page 13 of 15 Pages

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

On December 17, 2014, in connection with the initial public offering of the Issuer, the Avolon Holdings Entities entered into a shareholders’ agreement (the “Shareholders Agreement”) with Idamente S.À R.L. (“Idamente”), AAIL Holdings S.À R.L. (“AAIL”), Vigorous Investment Pte Ltd. (“VIPL”), PEG Avolon Holdings, Private Equity Partners X Direct, L.P., Private Equity Partners IX Direct, L.P., OHA Avaero Holding S.À R.L., Fourth Cinven (Railpen 2011) Co-Investment Limited Partnership and Universities Superannuation Scheme Limited (each an “Other Investor” and, collectively, the “Other Investors”) and the Issuer.

Pursuant to the Shareholders Agreement, each Oak Hill Avolon Entity and Other Investor is required to vote its Common Shares in favor of (i) the election or re-election, as applicable, of two directors (the “Majority Sponsor Directors”) to be nominated by each of Idamente, AAIL and the Oak Hill Avolon Entities (each a “Majority Sponsor”) in accordance with the Shareholders Agreement, (ii) the election or re-election, as applicable, of two directors to be nominated by the Board of Directors of the Issuer and (iii) the removal of a Majority Sponsor Director, if the Majority Sponsor who nominated such director designates such director for removal.  The Shareholders Agreement also provides that, except in accordance with the foregoing, no Oak Hill Avolon Entity or Other Investor shall vote its Common Shares to cause the removal of a Majority Sponsor Director.

In addition, the Shareholders Agreement provides that so long as the Majority Sponsors and VIPL (collectively, the “Sponsors”) hold at least 25% of the outstanding Common Shares, certain corporate matters require the approval of Sponsors holding a majority of the Common Shares then held by the Sponsors.  If such approval is not obtained, each Oak Hill Avolon Entity and Other Investor is required to vote against the matter’s approval.

The aggregate number of shares collectively owned by the Other Investors is 51,214,711, which represents approximately 63.3% of the outstanding Common Shares.  If the Reporting Persons are deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, with the Other Investors, they may be deemed to beneficially own all of the Common Shares held by the Other Investors.  Each Reporting Person hereby disclaims beneficial ownership of the Common Shares owned by the Other Investors.

The form of Shareholders Agreement is filed as Exhibit 10.21 to Amendment No. 5 to the Issuer’s Registration Statement on Form F-1, File No. 333-196620, filed with the Securities and Exchange Commission on December 1, 2014 and is hereby incorporated by reference.  The foregoing summary is qualified in its entirety by the terms thereof.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

CUSIP No. G52237107	SCHEDULE 13G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2015

Avolon Holding Corporation (Luxembourg) I S.À R.L.

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Manager

Avolon Holding Corporation (Luxembourg) II S.À R.L.

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Manager

Avolon Holding Corporation (Luxembourg) III S.À R.L.

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Manager

Oak Hill Capital Partners III, L.P.
By: OHCP GenPar III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, Ltd., its general partner

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President

CUSIP No. G52237107	SCHEDULE 13G	Page 15 of 15 Pages

OHCP III AAL COI, L.P.
By: OHCP GenPar III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, Ltd., its general partner

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President

OHCP GenPar III, L.P.
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, Ltd., its general partner

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President

OHCP MGP Partners III, L.P.
By: OHCP MGP III, Ltd., its general partner

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President

OHCP MGP III, Ltd.

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as of January 26, 2015 as follows:

1.	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.
Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Avolon Holding Corporation (Luxembourg) I S.À R.L.

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Manager

Avolon Holding Corporation (Luxembourg) II S.À R.L.

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Manager

Avolon Holding Corporation (Luxembourg) III S.À R.L.

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Manager

Oak Hill Capital Partners III, L.P.
By: OHCP GenPar III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, Ltd., its general partner

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President

OHCP III AAL COI, L.P.
By: OHCP GenPar III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, Ltd., its general partner

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President

OHCP GenPar III, L.P.
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, Ltd., its general partner

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President

OHCP MGP Partners III, L.P.
By: OHCP MGP III, Ltd., its general partner

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President

OHCP MGP III, Ltd.

By:	/s/ Kevin Levy
Name: Kevin Levy
Title: Vice President